Filed by Lantronix, Inc.
                          Pursuant  to Rule 425 under the Securities Act of 1933
                                  and  deemed filed pursuant to Rule 14a-6 under
                                            the  Securities Exchange Act of 1934

                                               Subject  Company: Lantronix, Inc.
                                                  Commission  File No. 005-60979

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This  filing  relates  to  a  tender  offer  extended  to  US-based employees of
Lantronix, Inc. (the "Company") originally filed on Schedule TO with the Commission on December 12, 2002 and amended on January 8, 2003 (collectively the "Offer"). The Offer allows employees to surrender for cancellation certain stock options and later receive new options under terms set forth in the Offer. The following is a slide added to the Power Point Presentation filed as Exhibit
(a)(8) to the Schedule TO. The presentation is used to inform Lantronix employees on aspects of the Offer. This new slide was used on Wednesday afternoon, January 15, 2003 and was added to the presentation to provide a hypothetical example to employees of how an option grant would be affected if the reverse stock split were initiated.

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[SLIDE]

[LANTRONIX LOGO]

Breakeven  Example  -  If  Reverse  Split


                                                Profit at this FMV
                                 -----------------------------------------------
            Strike    Number of
            Price     Options    $2.00  $6.00   $10.00  $14.00  $18.00   $20.00
----------  --------  ---------  -----  ------  ------  ------  -------  -------
Current
Option      $6.00     1000       $ ---  $ ---   $4,000  $8,000  $12,000  $14,000

New Option  $1.50      750       $375   $3,375  $6,375  $9,375  $12,375  $13,875


if split
3:1         $18.00     334       $ ---  $ ---   $ ---   $ ---   $ ---    $   668

if  split
3:1          $4.50     250       $ ---  $375    $1,375  $2,375  $ 3,375  $ 3,875


There is no way of knowing what the new option strike price or the annual stock growth rate will be. This example is for illustrative purposes only.